FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 30th June 2003

As previously announced, Ms Judith Boynton joins the Board of The "Shell" Transport and Trading Company, p.l.c. with effect from 1 July 2003 and has been appointed as an additional Managing Director with effect from the same date.

Ms Boynton has been Director of Finance and Chief Financial Officer of the Royal Dutch/Shell Group of Companies since 1 October 2001 and retains that position. In compliance with the Listing Rules it is confirmed that:

1. The only publicly quoted company of which Ms Boynton has been a director in the previous five years is Convergys Corporation (listed on the New York Stock Exchange) where she ceased to hold office in April 2002; and

2. There is nothing to be disclosed in accordance with Listing Rule 6.F.2 (b) to (g).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: June 30, 2003